                                      2004

                              FIRST QUARTER REPORT

                                     (LOGO)

                                    CALEDONIA

                               MINING CORPORATION

FIRST QUARTER 2004 HIGHLIGHTS

   - Conducted major modifications to metallurgical plant at Barbrook. Progressed with metallurgical testwork on a number of different process alternatives;

   - Continued underground development at Barbrook including commencing a decline shaft to access Taylors ore zone below 10 level;

   - Recruited a Financial Manager - Africa in accordance with focus on strengthening senior staff in South Africa;

   - Completed detailed soil sampling at the Roodepoort Exploration Project at Eersteling, which potentially hosts a low-grade gold open-pit;

   - Purchased and acquired prospecting rights over an additional 342 hectares immediately adjacent to the Rooipoort Platinum Exploration Project property;

   - Completed an additional five stratigraphic evaluation holes on the Rooipoort Platinum Exploration Project;

   - Raised $8.6 million net of financing costs from arms-length private placement and $0.7 from the exercise of warrants.

2004 OBJECTIVES

   -  Return the Barbrook Gold Mine in South Africa to economic gold production;

   -  Develop additional reserves/resources at the Barbrook mine;

   - Complete a feasibility study of installing a Biox(R) bacterial leach circuit at Barbrook;

   - Acquire the 3.78% minority interests in Eersteling and delist Eersteling from the JSE Securities Exchange, South Africa;

   - Explore potential for low grade gold open-pit at Eersteling's Roodepoort Exploration Project in South Africa;

   - Identify platinum resource at Eersteling's Rooipoort Exploration Project in South Africa;

   - Test the feasibility of producing an economic cobalt concentrate from Nama property in Zambia;

   - Seek joint-venture partner to commence an exploration program at the Kadola copper/cobalt property in Zambia;

   - Encourage and support our joint venture partners in their exploration for diamonds at the Kikerk Lake property, Canada and on the Mulonga Plain joint venture in Zambia;

   - Conduct a bulk sampling program on the Goedgevonden diamond property in South Africa and conduct a limited washing program on the oxidized cap to collect a 100ct parcel of stones which can be assessed to establish the coloured stone potential of the property;

   - Recruit additional senior staff for the South African operations as they develop;

   - Strengthen the Board of Directors of Caledonia to address recent changes in Corporate Governance Regulations;

   -  Adopt a Code of Ethics and the relevant charters to Caledonia;

   - Evaluate listing Caledonia on American (AMEX) and London (LSE) Stock Exchanges;

   - Arrange necessary financing to support the activities required to meet these objectives.

PRESIDENT'S MESSAGE

The gold recovery achieved in the Barbrook plant in January did not show any improvement over the results of the previous quarter. It was decided to stop metallurgical operations temporarily to allow further circuit changes to be made which should result in increased gold recoveries at Barbrook. Mining was refocused on underground development during this period with encouraging results. Concurrent with this stoppage, metallurgical testing is continuing on a number of fronts including the initial engineering studies for a full Biox(R) plant at Barbrook and ultra fine milling of its flotation concentrate.

Exploration drilling at the Rooipoort Platinum Exploration Project near Mokopane (Potgietersrus), South Africa continued throughout the quarter and 285.54 hectares of mineral rights were purchased and 56.32 hectares of prospecting rights were acquired totalling 342 hectares of additional property immediately adjoining the Rooipoort Platinum Exploration Project.

Approximately half of the 100 heavy media samples collected at Kikerk Lake during 2003 were processed in Ashton Mining of Canada's laboratory. Results are pending.

Caledonia continued to strengthen its senior staff in South Africa by recruiting Mike Tombs as Financial Manager - Africa.

The net loss of $1.7 million during the quarter is comprised of unrealized, exchange translation losses, operating losses and administration costs.

Caledonia commenced a private placement financing during the quarter and through the financing and the exercise of warrants raised $9.3 million during the quarter, net of financing costs. The financing will close during the second quarter.

                                        (signed) S. E. Hayden

                                        S. E. HAYDEN
                                        Chairman
                                        of the Board, President and
                                        Chief Executive Officer

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

TO THE SHAREHOLDERS OF CALEDONIA MINING CORPORATION:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the quarterly report. All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, two of whom are not members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia's auditors.

(signed)    S. E. Hayden                (signed) S. W. Poad

S. E. HAYDEN                            S. W. POAD
Chairman of the Board, President and    Vice-President Finance
Chief Executive Officer                 and Administration

CALEDONIA MINING CORPORATION                                      MARCH 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
Expressed in Canadian Dollars

This discussion provides updated information to the Management Discussion and Analysis contained in the Caledonia's Annual Report for 2003. Where no comments are made there are no updates to report.


OPERATIONAL REVIEW

BARBROOK MINES LIMITED

Low gold recoveries continued through the first month of the quarter and operations in the metallurgical plant were halted in late February to allow additional circuit modifications to be made. These include the installation of an additional cleaner flotation circuit to increase the gold grade of the flotation concentrate and more aggressive oxygen addition to the reground flotation concentrate prior to leaching in the Resin-in-Leach (RIL) section. The resin elution section is also being enlarged to give more flexibility in operation of the RIL section. These modifications will continue into the second quarter.

Caledonia is further evaluating `ultra-fine milling' and `whole-plant Biox(R)' metallurgical processes to determine whether further recovery improvements and improved economics can be attained. As ongoing test work and the in-house feasibility are completed, further revisions and additions to the metallurgical plant may be expected.

The focus of underground mining was changed during the quarter from ore production to include development advance to access ore zones outside the current Taylors mining area. Development is now in progress on 10-level which is the main haulage level to access known ore shoots that extend 110 vertical meters above 10-level. To ensure the continuity of the ore supply from the Taylors ore zone, the development of a double compartment decline shaft was started which will provide access to the Taylors zone below the 10 level elevation. The mine has now embarked on an aggressive development program to access the lower portions of the Taylors, Victory, Daylight, Crescent and Browns ore zones. The Daylight/Victory area has the potential to provide the plant with a readily accessible additional source of higher than average grade ore should the metallurgical recovery difficulties be resolved by Biox(R), ultra fine grinding, or other such process.

                   BARBROOK MINE - Q1 -2004 PRODUCTION RESULTS

             Ore mined                                     Tonnes          6,220
             Development advance                           Meters            230
             Ore trammed from mine                         Tonnes          6,220
             Ore milled                                    Tonnes          4,723
             Grade milled                                  g/t               6.2
             Gold recovered                                Ounces            295


CONSOLIDATED FINANCIAL RESULTS

For the quarter ended March 31, 2004 the Caledonia recorded a net loss of $1.7 million ($0.007 per share) compared to a net loss of $0.2 million ($0.001 per share) during the same period in 2002 and a net loss of $0.4 million ($0.002 per share) in the first quarter of 2001. The loss in 2004 results from operations at Barbrook during the quarter; the normal administration expenses and an unrealized exchange translation loss.

FINANCING

In the first quarter of 2004, Caledonia raised an amount of $0.7 million from the exercise of warrants.

As of March 31, 2004, the Company has raised approximately $8.6 million from a private placement, net of financing costs, and raised a further gross amount of approximately $5.0 million during April. The majority of these funds will be used to finance the improvements in the processing of gold ore at Barbrook and exploration activity on the Company's most prospective projects. Caledonia and its subsidiaries remain largely debt-free.

EXPLORATION AND PROJECT DEVELOPMENT


ROODEPOORT GOLD EXPLORATION PROJECT

Detailed soil sampling has been completed over a 2,500m x 1,500m area of the Roodepoort gold property, situated 22 km northeast of the Eersteling plant area and 8 km east of the Zandrivier mine area. Soil samples have been analysed for gold at the "Low-level Gold" facility of Genalysis in Perth, Western Australia. Results have been received and evaluation of results is in progress.

336 grid samples were collected during the quarter despite delays from heavy rains and wet soil. In addition chip samples were collected from outcrops of favourable host rock within the targeted area. A number of old workings and adits were also sampled. A total of 155 chip samples have been sent for fire assaying. Results are awaited.

The open pit potential of this unit for a large low-grade gold operation has not previously been evaluated. It is planned to drill targets generated from soil sampling results and previous data.


ROOIPOORT PLATINUM EXPLORATION PROJECT

At the Rooipoort Platinum Exploration Project near Mokopane (Potgietersrus), South Africa five drill holes have been completed so far in 2004 with two in progress and a further two planned to complete this phase of the exploration program. In total 1,695 meters were drilled during the first quarter. The information provided continues to define the stratigraphy of the Rooipoort target area and will be used to focus the next drilling phase, which is intended to define an initial resource at Rooipoort. This resource definition-drilling program is currently scheduled to commence in mid 2004.


KIKERK LAKE DIAMOND PROJECT

100 heavy mineral follow-up samples were collected from six separate areas on the property by the operator of the joint venture, Ashton Mining of Canada ("Ashton"), during the 2003 summer season. All samples were sent to Ashton's laboratory for processing and approximately half of these samples were processed during the first quarter, 2004.

SUPPLEMENT TO THE FINANCIAL STATEMENTS

As at April 30, 2004 the following items were outstanding:

   -  301,111,786 common shares.

   - 11,898,700 common share purchase options at an average price of $0.26 maturing at various dates until November 4, 2013.

   - 12,000,000 common share purchase warrants at a price of $0.35 maturing at various dates until February 6, 2005.

   - 22,694,091 common share purchase warrants exercisable at a price of $0.55 per share until October 26, 2005.

   - 4,538,818 financing agents' common share purchase warrants exercisable at a price of $0.55 until October 26, 2005.

   - 3,449,114 share purchase warrants were exercised during the period January 1 to April 30, 2004.

                                                    CALEDONIA MINING CORPORATION
                                                     CONSOLIDATED BALANCE SHEETS
                                              (IN THOUSANDS OF CANADIAN DOLLARS)

                                                    MARCH 31,      December 31,
(UNAUDITED)                                              2004              2003
                                                    ---------         ---------
ASSETS

Current
    Cash and short term deposits                    $  11,468         $   4,179
    Accounts receivable                                   147               178
    Inventories                                            --                86
    Prepaid expenses                                        6               130
                                                    ---------         ---------
                                                       11,621             4,573
INVESTMENT AT COST                                         79                79
CAPITAL ASSETS (Note 1)                                 8,484             8,297
MINERAL PROPERTIES                                      7,395             7,212
                                                    ---------         ---------
                                                    $  27,579         $  20,161
                                                    =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
    Accounts payable                                $     561         $     790

PROVISION FOR SITE RESTORATION (Note 1)                   933               928
                                                    ---------         ---------
                                                        1,494             1,718
NON-CONTROLLING INTEREST                                  723               736
                                                    ---------         ---------
                                                        2,217             2,454
                                                    ---------         ---------

SHAREHOLDERS' EQUITY (Note 2)
    Share capital                                     168,433           159,151
    Contributed surplus                                   285               285
    Compensation warrants                                 258               160
    Deficit                                          (143,614)         (141,889)
                                                    ---------         ---------
                                                       25,362            17,707
                                                    ---------         ---------
                                                    $  27,579         $  20,161
                                                    =========         =========


On behalf of the Board:


(signed) F. C. Harvey
                                Director
-----------------------
F. C. Harvey


(signed) J. Johnstone
                                Director
J. Johnstone

                                                    CALEDONIA MINING CORPORATION
                                              CONSOLIDATED STATEMENTS OF DEFICIT
                                              (IN THOUSANDS OF CANADIAN DOLLARS)

                                                   For the three months ended March 31,
(UNAUDITED)                                        2004            2003            2002
                                              ---------       ---------       ---------
DEFICIT, beginning of period
    As previously reported                    ($142,414)      ($127,858)      ($123,527)
    Change in accounting policy (Note 1)            525             533             541
                                              ---------       ---------       ---------
    As restated                                (141,889)       (127,325)       (122,986)
NET (LOSS) FOR THE PERIOD                        (1,725)           (216)           (417)
                                              ---------       ---------       ---------
DEFICIT, end of period                        ($143,614)      ($127,541)      ($123,403)
                                              =========       =========       =========




                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                            For the three months ended March 31,
(UNAUDITED)                                   2004          2003          2002
                                            -------       -------       -------
REVENUE AND OPERATING COSTS
    Revenue from sales                      $   140       $    53       $     9
    Operating costs (Note 1)                  1,315            80            75
                                            -------       -------       -------
GROSS PROFIT (LOSS)                          (1,175)          (27)          (66)
                                            -------       -------       -------

COSTS AND EXPENSES
    General and administrative                  299           370           322
    Interest                                     47            20            24
    Other expense (income) (Note 4)             217          (201)            5
                                            -------       -------       -------
                                                563           189           351
                                            -------       -------       -------

(LOSS) BEFORE NON-CONTROLLING INTEREST       (1,738)         (216)         (417)
    Non-controlling interest                    (13)           --            --
                                            -------       -------       -------
NET (LOSS) FOR THE PERIOD                   ($1,725)      ($  216)      ($  417)
                                            =======       =======       =======


NET (LOSS) PER SHARE (NOTE 3)
    Basic and fully diluted                 ($0.007)      ($0.001)      ($0.002)
                                            =======       =======       =======

                                                    CALEDONIA MINING CORPORATION
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              (IN THOUSANDS OF CANADIAN DOLLARS)


                                                      For the three months ended March 31,
(UNAUDITED)                                             2004           2003           2002
                                                    --------       --------       --------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
  Net (loss) for the year                           ($ 1,725)      ($   216)      ($   417)

  Adjustments to reconcile net cash from
    operations                                            90             26              8

   Changes in non-cash working capital
      Balances                                            12           (269)           133
                                                    --------       --------       --------

                                                      (1,623)          (459)          (276)
                                                    --------       --------       --------

INVESTING ACTIVITIES
  Expenditures on capital assets                        (187)          (184)            --
  Expenditures on mineral properties                    (183)        (1,036)            66
                                                    --------       --------       --------
                                                        (370)        (1,220)            66
                                                    --------       --------       --------

FINANCING ACTIVITIES
  Loan payable                                            --            (39)           245
  Issue of share capital net of issue costs            9,282          2,511             --
                                                    --------       --------       --------
                                                       9,282          2,472            245
                                                    --------       --------       --------

INCREASE IN CASH FOR THE PERIOD                        7,289            793             35
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD         4,179          1,864             90
                                                    --------       --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD            $ 11,468       $  2,657       $    125
                                                    --------       --------       --------

                                                    CALEDONIA MINING CORPORATION
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(UNAUDITED)                            FOR THE THREE MONTHS ENDED MARCH 31, 2004


NATURE OF BUSINESS

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals. The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

BASIS OF PRESENTATION

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

MEASUREMENT UNCERTAINTIES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties. Management's calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The amount ultimately recovered could be materially different than the estimated values.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.

The Company's principal consolidated subsidiaries are Barbrook Mines Limited (100% owned) ("Barbrook"), Eersteling Gold Mining Company Limited (96% owned) ("Eersteling") and Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited (all 100% owned) (collectively known as "Caledonia Zambia").

CHANGE IN ACCOUNTING POLICY

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Standard 3110, "Asset Retirement Obligations" This standard requires that a liability for retirement obligations to be settled as a result of an existing law, regulation or contract be recognized when incurred and recorded at fair value on a retroactive basis.

                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (UNAUDITED)    FOR THE THREE MONTHS ENDED MARCH 31, 2004

Unless otherwise stated all monetary amounts are in thousands of Canadian dollars, except for share, share unit, share option and warrant prices.

1.     ASSET RETIREMENT OBLIGATIONS

       The Company retroactively applied the standard effective January 1, 2002. As a result, comparative financial information has been restated as follows:

                                                       Previously reported    As restated
                                                       -------------------    -----------
Net loss as at March 31, 2003                                     $    208      $    216
Deficit as at March 31, 2003                                       128,066       127,541
Net loss as at March 31, 2002                                          409           417
Deficit as at March 31, 2002                                       123,936       123,403
Capital assets as at Dec. 31, 2003                                   7,471         8,297
Provision for site restoration as at Dec. 31, 2003                     627           928
Deficit as at Dec. 31, 2003                                        142,414       141,889
                                                            --------------      --------

       The new accounting standard applies to future asset retirement requirements for the Barbrook and Eersteling mines located in South Africa. The Company is in the process of confirming the fair value of certain asset retirement obligations and thus the determination of the provision under the new accounting standard is subject to refinement.


2.     SHARE CAPITAL

       (a)   Issued

                                                           Number of Shares         Amount (000's)
                                                           ----------------         --------------
Balance, December 31, 2002                                      252,274,997           $   159,151
Issued pursuant to private placement(1)                          29,095,525                 9,602
Warrants exercised                                                3,042,648                   682
Share issue expense and agent compensation warrants(1)                   --                (1,002)
                                                                -----------           -----------
Balance, March 31, 2004                                         284,413,170           $   168,433
                                                                -----------           -----------


       (1) During the quarter, Caledonia raised a gross amount $9.6 million from a private placement by the issuance of 29,095,525 units consisting of one common share and one-half common share purchase warrant. Each unit is priced at $0.33 per unit and the common share purchase warrants are exercisable for one common share at $0.55 per whole warrant for a period of eighteen months from the date of issuance. The balance of the private placement will be closed in the 2nd quarter.

       The private placement agents were paid a commission of 9% of the gross proceeds raised and whole common share purchase warrants equal to 10% of the total units sold. The agent compensation warrants are exercisable for one common share at $0.55 per warrant for a period of eighteen months from the date of issuance. A total of 2,909,553 agent compensation warrants were issued at an assigned a value of $98 or $0.034 per warrant. Cash commissions paid amounted to $864 plus expenses of $40.


       (b)   Stock Option Plans

       The Company has established incentive stock option plans for employees, officers, directors, consultants and other service providers. As at March 31, 2004, the Company has 11,898,700 options outstanding comprised of the following:

                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)                            FOR THE THREE MONTHS ENDED MARCH 31, 2004


2.     SHARE CAPITAL (continued)

            Number of Options                  Exercise Price    Expiry Date
            -----------------                  --------------    -----------
            410,700                               $ 0.750        April 28, 2005
            813,000                               $ 0.330        February 9, 2008
            9,950,000                             $ 0.235        April 24, 2012
            225,000                               $ 0.345        June 2, 2012
            500,000                               $ 0.280        November 4, 2013

       (c)        Warrants

       The Company has 29,863,781 common share purchase warrants issued pursuant to private placements which are outstanding as of March 31, 2004:

         Number of Warrants               Shares for Warrants         Exercise Price     Expiry Date
         ------------------               -------------------         --------------     -----------
         2,000,000                              1 for 1                  $ 0.350         February 6, 2005
         406,466                                1 for 1                  $ 0.195         April 12, 2004
         10,000,000                             1 for 1                  $ 0.350         February 6, 2005
         17,457,315                             1 for 1                  $ 0.550         September 29, 2005


3.     NET (LOSS) PER SHARE

       The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the first quarter which amounted to 258,356,876. Under the treasury method of calculating fully diluted income per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2004.



4.     OTHER EXPENSE (INCOME)

       Included in other expense (income) are unrealized exchange translation losses of $234, (2003 - gain of $185; 2002 - loss $9).



5.     SUBSEQUENT EVENT

       (1) During the quarter, Caledonia raised a gross amount of $9,600 from a private placement by the issuance of up to 29,095,525 units consisting of one common share and one-half common share purchase warrant. Each unit was priced at $0.33 per unit and the common share purchase warrants are exercisable for one common share at $0.55 per whole warrant for a period of eighteen months from the date of issuance. Subsequent to the quarter ending March 31, 2004 and as of April 30, 2004 a further 16,292,650 units have been sold for gross proceeds of $5,377.The private placement agents are paid a commission of 9% of the gross proceeds raised and whole common share purchase warrants equal to 10% of the total units sold. The agent broker warrants are exercisable for one common share at $0.55 per warrant for a period of eighteen months from the date of issuance.

                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)                            FOR THE THREE MONTHS ENDED MARCH 31, 2004


5.     SUBSEQUENT EVENT (continued)

       (2) Caledonia has given notice of its intent, subject to obtaining the necessary regulatory approvals, to convert the shares held by minority shareholders of Eersteling Gold Mining Limited into redeemable preference shares, to redeem them and to subsequently delist Eersteling from the Johannesburg Stock Exchange. When completed, this will result in Caledonia owning 100% of Eersteling's gold assets and the Rooipoort platinum project. The general meeting of the shareholders of Eersteling regarding these transactions is scheduled to take place on May 28th 2004.

       (3) There were an additional 406,466 warrants exercised between April 1 to 30th 2004.

       (4) On April 30, 2004, Caledonia granted 1,010,000 stock options to employees and service providers. The options were priced at the market closing price on the day preceeding the date of granting



6.     SUPPLEMENTAL CASH FLOW INFORMATION

       Items not involving cash are as follows:

                                                      2004       2003      2002
                                                      ----       ----      ----
Accretion asset retirement obligation                 $  4       $  8      $  8
Non-controlling interest                               (13)        --        --
Other                                                   99         18        --
                                                      ----       ----      ----
                                                      $ 90       $ 26      $  8
                                                      ----       ----      ----

       The net changes in non-cash working capital balances for continuing operations are as follows:

                                                   2004        2003        2002
                                                  -----       -----       -----
Accounts payable                                  ($229)      ($218)      $ 137
Accounts receivable                                  31         (50)         (4)
Inventories                                          86          --          --
Prepaid expenses                                    124          (1)         --
                                                  -----       -----       -----
                                                  $  12       ($269)      $ 133
                                                  -----       -----       -----

CORPORATE DIRECTORY

CORPORATE OFFICES                            SOLICITORS
CANADA - HEAD OFFICE                         BORDEN LADNER GERVAIS LLP
CALEDONIA MINING CORPORATION                 Suite 4100, Scotia Plaza
Unit 9, 2145 Dunwin Drive                    40 King Street West
Mississauga, Ontario                         Toronto, Ontario M5H 3Y4 Canada
L5L 4L9 Canada
Tel: (905) 607-7543                          TUPPER, JONSSON & YEADON
Fax: (905) 607-9806                          1710-1177 West Hastings Street
                                             Vancouver, British Columbia
SOUTH AFRICA                                 V6E 2L3 Canada
GREENSTONE MANAGEMENT SERVICES (PTY) LTD.
P.O. Box 587                                 AUDITORS
Johannesburg 2000                            BDO DUNWOODY LLP
South Africa                                 CHARTERED ACCOUNTANTS
Tel:  (27)(11) 447-2499                      Suite 3200, 200 Bay Street
Fax: (27)(11) 447-2554                       Royal Bank Plaza, South Tower
                                             Toronto, Ontario M5J 2J8 Canada
ZAMBIA
CALEDONIA MINING (ZAMBIA) LIMITED            REGISTRAR & TRANSFER AGENT
P.O. Box 36604                               EQUITY TRANSFER SERVICES INC.
Lusaka, Zambia                               Suite 420 120 Adelaide Street West
Tel: (260)(1) 29-1574                        Toronto, Ontario M5H 4C3 Canada
Fax: (260)(1) 29-2154                        Tel:  (416) 361-0152
                                             Fax: (416) 361-0470
SHARES LISTED
The Toronto Stock Exchange Symbol "CAL"      BANKERS
NASDAQ OTC BB Symbol "CALVF"                 CANADIAN IMPERIAL BANK OF COMMERCE
                                             6266 Dixie Road
CAPITALIZATION at March 31, 2004             Mississauga, Ontario
Authorised: Unlimited                        L5T 1A7 Canada
Shares, Warrants and Options Issued:
Common Shares: 284,413,170
Warrants: 29,863,781
Options: 11,898,700

WEB SITE: http://www.caledoniamining.com


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CALEDONIA MINING CORPORATION
Unit # 9
2145 Dunwin Drive
Mississauga, Ontario, Canada
L5L 4L9

Tel:     (905) 607-7543
Fax:     (905) 607-9806
info@caledoniamining.com

WEB SITE: http://www.caledoniamining.com


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